VIA EDGAR

August 18, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams

Celeste Murphy

Vanessa Robertson

Daniel Gordon

Re:	Kymera Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-240264)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Kymera Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:01 PM, Eastern Time, on August 20, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,130 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from July 31, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several underwriters,

By:	Morgan Stanley & Co. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President

By:	BofA Securities, Inc.

By:	/s/ Greg Butz
Name: Greg Butz
Title: Managing Director

By:	Cowen and Company, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]